UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information Services Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share Redeemable Common Stock Purchase Warrant
(Title of Class of Securities)
45675Y104 45675Y112
(CUSIP Number)
Eamon Smith
TCS Capital Management, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
– with copies to –
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
August 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45675Y104; 45675Y112	13D

1	NAMES OF REPORTING PERSONS TCS Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,486,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,486,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,486,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	45675Y104; 45675Y112	13D

1	NAMES OF REPORTING PERSONS TCS Capital Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,429,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,429,200

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,429,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	45675Y104; 45675Y112	13D

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,247,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,247,700

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,247,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	45675Y104; 45675Y112	13D

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,304,700

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,304,700

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,304,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
This Amendment No. 1 Schedule 13D (the “Schedule 13D”) is being filed on behalf of TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”), TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler (together with TCS Offshore, TCS Capital II and TCS GP, the “Reporting Persons”). This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) and redeemable Common Stock purchase warrant (the “Warrants”) of Information Services Group, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13D relates to (A) Warrants and Common Stock purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II and (iii) TCS Offshore; (B) Warrants and Common Stock held by TCS Capital II, (C) Warrants and Common Stock held by TCS Offshore and (D) Common Stock purchased by Eric Semler for the account of TCS Select, L.P., a Delaware limited partnership (“TCS Select”). TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore. Eric Semler, as manager of TCS GP, controls the investment decisions of TCS GP and as manager of Semler Chutorian LLC, ultimately controls the investment decisions of TCS Select.
The Reporting Persons have previously filed a Schedule 13G and amendments thereto pursuant to Rule 13d-1(c) and are filing this Schedule 13D solely because of Rule 13d-1(f).
Item 1. Security and Issuer
Securities acquired: Warrants and Common Stock
Issuer: Information Services Group, Inc.
Item 2. Identity and Background
(a) This statement is filed by: (i) TCS Offshore, (ii) TCS Capital II, (iii) TCS GP and (iv) Eric Semler.
(b) The business address of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.
(c) TCS Offshore and TCS Capital II are collective investment vehicles. TCS GP provides investment management services. The principal occupation of Eric Semler is investment management.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) TCS Capital II is a Delaware limited partnership. TCS Offshore is a Cayman Islands exempted limited partnership. TCS GP is a Delaware limited liability company. Eric Semler is a United States citizen.
Item 3. Source and Amount of Funds
The Reporting Persons, in the aggregate, have invested $14,737,503 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Reporting Persons.
Item 4. Purpose of the Transaction
The purpose of the acquisition of the Warrants and Common Stock is for investment, and the acquisitions of the Warrants and Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its current holdings of the Issuer depending upon an ongoing evaluation of the investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. Although the Reporting Persons have no current intentions to do so, they retain the ability to seek representation on the board of directors of the Issuer or work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. Although the Reporting Persons have no current intentions to do so, they retain the ability to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
According to the Issuer’s Form 10-Q filed on August 6, 2010, there are 32,027,585 shares of Common Stock outstanding as of July 30, 2010.
For purposes of calculating beneficial ownership of the Issuer, the Reporting Persons have included (i) actual Common Stock purchased by the Reporting Persons and (ii) Common Stock issuable upon the exercise of Warrants acquired by the Reporting. The Reporting Persons have calculated and reported their ownership percentage based on the shares of Common Stock that will be outstanding assuming the exercise of the outstanding Warrants.
(a) (i) TCS Capital II is the beneficial owner of the 3,486,000 shares of Common Stock it holds, which represents 10.3% of the Issuer’s outstanding shares of Common Stock.
(ii) TCS Offshore is the beneficial owner of the 3,429,200 shares of Common Stock it holds, which represents 10.2% of the Issuer’s outstanding shares of Common Stock.

(iii) TCS GP is the beneficial owner of the 8,247,700 shares of Common Stock held by TCS Capital, TCS Capital II and TCS Offshore, which represents 22.9% of the Issuer’s outstanding shares of Common Stock.
(iv) Eric Semler is the beneficial owner of the 8,304,700 shares of Common Stock held by TCS Capital, TCS Capital II, TCS Offshore and TCS Select which represents 23.1% of the Issuer’s outstanding shares of Common Stock.
(b) TCS Capital II has the power to vote and dispose of the 3,486,000 shares of Common Stock it holds; TCS Offshore has the power to vote and dispose of the 3,429,200 shares of Common Stock it holds; TCS GP, as general partner, has the power to vote and dispose of the 8,247,700 shares of Common Stock held by TCS Capital, TCS Capital II and TCS Offshore; and Eric Semler, as the manager of TCS GP, has the power to vote and dispose of the 8,247,700 shares of Common Stock held by TCS Capital, TCS Capital II and TCS Offshore and as manager of Semler Chutorian, LLC, has the power to vote and dispose of 57,000 shares of Common Stock held by TCS Select.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 1. Joint filing agreement by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2010	TCS CAPITAL II, L.P.
	By:	TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL INVESTMENTS, L.P.
	By:	TCS Capital GP, LLC, general partner

	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

TCS CAPITAL GP, LLC
	By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

ERIC SEMLER
	By:	/s/ Eric Semler